April 7, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Barbara C. Jacobs
Gabriel Eckstein
Kathleen Collins
David Edgar

Re:                             Yext, Inc.

Registration Statement on Form S-1 (File No. 333-216642)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between March 28, 2017 and the date hereof, approximately 4,500 copies of the Preliminary Prospectus dated March 28, 2017 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time, on Wednesday, April 12, 2017 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC
RBC CAPITAL MARKETS, LLC

As representatives of the Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Andrew Daly
	Name:	Andrew Daly
	Title:	Vice President

By:	J.P. Morgan Securities LLC

By:	/s/ Paul J. Mulé
	Name:	Paul J. Mulé
	Title:	Executive Director

By:	RBC Capital Markets, LLC

By:	/s/ J.T. Stephens
	Name:	J.T. Stephens
	Title:	Director